EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

R.E.
7/1/02

For the month of July 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, (a) a notice filed with KOSDAQ and the Financial Supervisory Commission of Korea on July 16, 2002, regarding the terms of a lease entered into by the Company with Dreamline Co., Ltd., a subsidiary of the Company; and (b) an English translation of such notice.

최대주주등과의 부동산임대

1. 성명(법인명)			드림라인주식회사	
- 회사와의 관계			계열회사	
2. 부동산임대 내역				
가. 임대일자			2002년 07월 16일	
나. 임대목적물			건물 (44.9평)	
다. 소재지			경기도 의정부시 의정부동 573-2 충남 천안시 성정동 1018, 1019	
라. 거래내역	임대기간	시작일	2002년 07월 16일	
		종료일	2004년 07월 15일	
	보증금 (원)		70,000,000	
	임대료 (원)		17,600,000	
3. 거래의 목적			국사로 임대	
4. 결정일(이사회결의일)			JULY 16, 2002	
- 사외이사 참석여부			참석(명) -	불참(명) -
- 감사 참석여부			불참	
5. 공정거래법 해당여부			아니오	
6. 기타			- 보증금 (의정부 : 32,000,000원, 천안 : 38,000,000원) - 임대료 (의정부 : 3,200,000원 천안 : 14,400,000원) - 임대료는 연간 부대설비비임	
※ 관련공시일			-	

[English Translation]

Hanaro Telecom, Inc.

Lease of Real Estate to Affiliated Company

1. Name (Name of Lessee)		Dreamline Co., Ltd.
- Relation with Our Company		Affiliated company
2. Details of Lease		
a. Date of Lease		July 16, 2002
b. Real Estate subject of Lease		Building (44.9 pyung)
c. Location		○ 573-2 Euijongbu-dong, Euijongbu-shi, Kyunggido ○ 1018,1019 Sungjung-dong Chon Ahn-shi, Chungnam
d. Specifics of Lease	Period of Lease	July 16, 2002 – July 15, 2004
	Deposit (KRW)	70,000,000
	Rent (KRW)	17,600,000
3. Purpose of Lease		To lease to Dreamline for its use as transmission offices.
4. Date of Decision (Resolution Date of Board of Directors)		July 16, 2002
- Presence of Outside Director(s)		-
- Presence of Auditor(s)		-
5. Applicability of Fair Trade Act		-
6. Others		- Key money deposit Euijongbu office : KRW32,000,000 Chon Ahn office : KRW38,000,000 - Rent Euijongbu office : KRW3,200,000 Chon Ahn office : KRW14,400,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: July 23, 2002

By: [signature]
Name: Kyu June Hwang
Title: Managing Director